Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries SE
ARBN 097 829 895
Three Months Ended 30 June 2010

	Three Months Ended 30 June
	2010			2009
Key Information	US$M			US$M	Movement

Net Sales From Ordinary Activities	318.4			284.5	Up	12%
Profit (Loss) From Ordinary Activities After Tax Attributable to Shareholders	104.9			(77.9)	Up	—
Net Profit (Loss) Attributable to Shareholders	104.9			(77.9)	Up	—
Net Tangible Liabilities per Ordinary Share	US$	(0.06)	US$	(0.35)	Up	—
Dividend Information
•	No final dividend for fiscal year 2010 was paid to share/CUFS holders.
Movements in Controlled Entities during the three months ended 30 June 2010
The following entities ceased to exist pursuant to a merger:
•	James Hardie International Finance Sub II B.V. (7 June 2010);

•	James Hardie International Finance Sub I B.V. (7 June 2010); and

•	James Hardie International Finance B.V. (7 June 2010).
Review
The results and financial information included within this three month report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 1st Quarter Ended 30 June 2010
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements
James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2010 Annual Report which can be found on the company website at www.jameshardie.com.